UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

100 Avebury Boulevard, Milton Keynes, MK9 1FH

London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

VTEX Announces the Results of its 2024 Annual General Meeting of Shareholders

NEW YORK, May 28, 2024 – VTEX (NYSE: VTEX), the composable and complete commerce platform for premier brands and retailers, announced today that the following matters were approved in its annual general meeting of shareholders (“AGM”) held on May 24, 2024:

1. the ratification of Silvia Mazzucchelli as a member of the Board of Directors; and

2. the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

28.391.452 Class A shares and 84.697.771 Class B shares were represented at the AGM, in person or by proxy, which indicates 76.71% of the voting power of our share capital was represented.

AGM Results

The detailed results of the AGM were as follows:

1. Ratification of Silvia Mazzucchelli as a member of the Board of Directors.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
875.251.054	99,99%	114.310	0,01%	3.798	0,00%

2. Ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
875.189.258	99,98%	13.430	0,00%	166.474	0,02%

Final voting results on all matters voted on at the AGM will be filed on VTEX’s profile on EDGAR at www.sec.gov.

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. VTEX is trusted by 2,600 global B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,500 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX IR Contact

Julia Vater Fernández

Investor Relations Director

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 28, 2024

VTEX

By:	/s/ Ricardo Camatta Sodré
Name:	Ricardo Camatta Sodré
Title:	Chief Financial Officer